Exhibit 5.1

CONYERS DILL & PEARMAN 29th Floor One Exchange Square 8 Connaught Place Central Hong Kong T +852 2524 7106 | F +852 2845 9268 conyers.com

17 June 2024

Matter No.:1000402/109985395

852 2842 9588

Lilian.Woo@conyers.com

3i, LP

2 Wooster Street, 2nd Floor

New York, NY 10013

and

CITIBANK, N.A.

388 Greenwich Street

New York, NY 10013

United States

(the “Depositary”)

and

FT Global Inc.

1688 Meridian Avenue, Suite 700

Miami Beach, FL 33139

Dear Sir / Madam,

Re: XIAO-I CORPORATION (the “Company”)

We have acted as special Cayman Islands legal counsel to the Company in connection with the issue by the Company of a series of convertible notes of the Company, in the aggregate original principal amount of up to US$3,260,869.57 (the “Convertible Notes”) and 333,334 ordinary shares of par value US$0.00005 each in the capital of the Company (the “Ordinary Shares”). The Ordinary Shares may be represented by American depositary shares (the “ADSs” and each an “ADS”), each ADS representing one-third of one (1) Ordinary Share.

1.	DOCUMENTS REVIEWED

For the purposes of giving this opinion, we have examined the following documents:

1.1.	a copy of a securities purchase agreement made among (1) the Company, and (2) the investors listed on the Schedule of Buyers attached thereto (together, the “Investors”) dated as of 17 June 2024 (the “Securities Purchase Agreement”);

Partners: Piers J. Alexander, Christopher W. H. Bickley, Peter H. Y. Ch’ng, Anna W. T. Chong, Angie Y. Y. Chu, Vivien C. S. Fung, Richard J. Hall, Norman Hau, Wynne Lau, Paul M. L. Lim, Anna W.X. Lin, Ryan A. McConvey, Teresa F. Tsai, Flora K. Y. Wong, Lilian S. C. Woo, Mark P. Yeadon

Consultant: David M. Lamb

BERMUDA | BRITISH VIRGIN ISLANDS | CAYMAN ISLANDS

1.2.	the form of the Convertible Notes attached as Exhibit A to the Securities Purchase Agreement;

1.3.	the placement agent agreement, dated as of 17 June 2024, by and between the Company and FT Global Capital Inc. (“Placement Agent Agreement”);

1.4.	the Deposit Agreement (the “Deposit Agreement”), dated as of March 9, 2023, by and among the Company, the Depositary, and the Holders and Beneficial Owners from time to time of ADSs issued thereunder;

1.5.	the form of the Convertible Bond Letter Agreement to be entered into by and between the Company and the Depositary (the “Convertible Bond Letter Agreement”).

The documents listed in items 1.1 through 1.5 above are herein sometimes collectively referred to as the “Documents” (which term does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto).

The Ordinary Shares and the ADSs issued on the terms of the Securities Purchase Agreement are hereinafter referred to as the “Conversion Shares” and the “Conversion ADSs” respectively), and which Conversion ADSs shall, for the avoidance of doubt, include “Pre-Delivery ADSs” (as defined in the Securities Purchase Agreement).

We have also reviewed:

1.6.	a copy of the memorandum of association of the Company certified by a director of the Company on 6 June 2024 (the “Certified MoA”), the articles of association of the Company certified by a director of the Company on 6 June 2024 (the “Certified Articles” and together with the certified MoA, the “Certified M&As”), the register of members of the Company certified by a director of the Company on 6 June 2024 (the “RoM”) and the Register of Directors of the Company certified by a director of the Company on 6 2024;

1.7.	copies of the written resolutions of directors of the Company passed on 19 December 2022 and 7 June 2024 (together, the “Resolutions”);

1.8.	a copy of a Certificate of Good Standing issued by the Registrar of Companies in relation to the Company on 6 June 2024 (the “Certificate Date”);

1.9.	the registration statement on Form F-6 (Registration No. 333-269502) (the “Registration Statement”);

1.10.	the draft prospectus to be dated June 2024 in connection with the offering and sale of the Convertible Notes (the “Prospectus”); and

1.11.	such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

2.	ASSUMPTIONS

We have assumed:

2.1.	the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken;

conyers.com | 2

2.2.	that where a document has been examined by us in draft form, it will be or has been executed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention;

2.3.	the capacity, power and authority of each of the parties to the Documents, other than the Company, to enter into and perform its respective obligations under the Documents;

2.4.	the due execution and delivery of the Documents by each of the parties thereto, other than the Company, and the delivery thereof by the Company with an intention to be bound thereby;

2.5.	the accuracy and completeness of all factual representations made in the Documents and other documents reviewed by us (except to the extent that we expressly opine herein on matters of Cayman Islands law);

2.6.	that the Resolutions were passed at one or more duly convened, constituted and quorate meetings or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended;

2.7.	that there is no provision of the law of any jurisdiction, other than the Cayman Islands, which would have any implication in relation to the opinions expressed herein;

2.8.	the validity and binding effect under the laws of the State of Delaware or the laws of the State of New York (together, the “Foreign Laws”) of the Documents, as the case may be, in accordance with their respective terms;

2.9.	the validity and binding effect under the Foreign Laws of the submission by the Company pursuant to the Documents to the exclusive jurisdiction of the state and federal courts sitting in Wilmington, Delaware or the state or federal courts located in the City and County of New York, Borough of Manhattan (together, the “Foreign Courts”), as the case may be;

2.10.	that on the respective dates of entering into the Documents and issuance of the Convertible Notes the Company is and after entering into the Documents and issuance of the Convertible Notes will be able to pay its liabilities as they become due;

2.11.	that the subscription price for the Conversion Shares will not be less than the par value of the Conversion Shares;

2.12.	neither the Convertible Notes nor the Conversion Shares will be issued to residents of the Cayman Islands; and

2.13.	if and to the extent that the Company is a sovereign entity of any state, that each Document and each transaction contemplated therein is a “commercial transaction” as defined in section 3(3) of the State Immunity Act 1978 of the United Kingdom as extended to the Cayman Islands by the State Immunity (Overseas Territories) Order 1979.

conyers.com | 3

3.	QUALIFICATIONS

3.1.	The term “enforceable” as used in this opinion means that an obligation is of a type which the courts of the Cayman Islands enforce. It does not mean that those obligations will be enforced in all circumstances in accordance with the terms of the Documents. In particular, the obligations of the Company under the Documents:

(a)	will be subject to the laws from time to time in effect relating to bankruptcy, insolvency, liquidation, possessory liens, rights of set off, reorganisation, amalgamation, merger, consolidation, moratorium, bribery, corruption, money laundering, terrorist financing, proliferation financing or any other laws or legal procedures, whether of a similar nature or otherwise, generally affecting the rights of creditors as well as applicable international sanctions;

(b)	will be subject to statutory limitation of the time within which proceedings may be brought;

(c)	will be subject to general principles of equity and, as such, specific performance and injunctive relief, being equitable remedies, may not be available;

(d)	may not be given effect to by a Cayman Islands court, whether or not it was applying the Foreign Laws, if and to the extent they constitute the payment of an amount which is in the nature of a penalty;

(e)	may not be given effect by a Cayman Islands court to the extent that they are to be performed in a jurisdiction outside the Cayman Islands and such performance would be illegal under the laws of that jurisdiction. Notwithstanding any contractual submission to the exclusive or non-exclusive jurisdiction of specific courts, a Cayman Islands court has inherent discretion to stay or allow proceedings in the Cayman Islands against the Company under the Documents if there are other proceedings in respect of the Documents simultaneously underway against the Company in another jurisdiction; and

(f)	the Securities Purchase Agreement relation to the purchase of the Conversion Shares may be subject to the common law rules (in accordance with the principles laid down in Houldsworth v City Glasgow Bank and Liquidators (1880) 5 App. Cas. 317) that damages against the Company may only be available where the Investors are able to rescind the Documents.

3.2.	We express no opinion as to the enforceability of any provision of the Documents which provides for the payment of a specified rate of interest on the amount of a judgment after the date of judgment or which purports to fetter the statutory powers of the Company.

3.3.	We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the Cayman Islands. This opinion is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This opinion is issued solely for your benefit and use in connection with the matter described herein and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

4.	OPINION

On the basis of and subject to the foregoing, we are of the opinion that:

4.1.	The Company is duly incorporated as an exempted company with limited liability and validly existing under the laws of the Cayman Islands and, based on the Certificate of Good Standing, is in good standing as at the Certificate Date. Pursuant to the Companies Act (“Act”), a company is deemed to be in good standing if all fees and penalties under the Act have been paid and the Registrar of Companies has no knowledge that the Company is in default under the Act. The Company has the corporate capacity to own its assets and conduct its business in accordance with the Certified M&As.

conyers.com | 4

4.2.	The Company has the necessary corporate power and authority to (i) enter into and perform its obligations under the Documents, (ii) create, offer, issue and perform its obligations under the Convertible Notes, (iii) allot and issue the Conversion Shares, and (iv) have the Conversion Shares in the form of Conversion ADSs listed on the NASDAQ Global Market (“NASDAQ”). The (i) creation, issue and offer of the Convertible Notes, (ii) the allotment and issue of the Conversion Shares by the Company, (iii) the deposit of the Conversion Shares with the Depositary against the issuance of the Conversion ADSs, and the issuance, offer and sale of the Conversion ADSs, (iv) the listing of the Conversion ADSs on NASDAQ, and (v) the execution and delivery of the Documents by the Company and the performance by the Company of its obligations thereunder will not violate the Certified M&As nor any applicable law, regulation, order or decree in the Cayman Islands.

4.3.	The Company has taken all corporate action required to authorise (i) its execution, delivery and performance of the Documents, (ii) its creation, issue and offer of the Convertible Notes, (iii) the allotment and issue of the Conversion Shares, and (iv) the deposit of the Conversion Shares with the Depositary against the issuance of the Conversion ADSs and the issuance, offer and sale of the Conversion ADSs. Each of the Securities Purchase Agreement and Placement Agent Agreement has been duly executed and delivered by or on behalf of the Company, and constitutes legal, valid and binding obligations of the Company enforceable in accordance with the terms thereof. The Convertible Notes, when duly executed and delivered by or on behalf of the Company, will constitute legal, valid and binding obligations of the Company enforceable in accordance with the terms thereof. The Convertible Bond Letter Agreement, when duly executed and delivered by or on behalf of the Company, will constitute legal, valid and binding obligations of the Company enforceable in accordance with the terms thereof.

4.4.	When allotted, issued and paid for in accordance with the Documents, the Conversion Shares will be validly issued, fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof). The Conversion Shares when issued pursuant to and in accordance with the Documents will rank pari passu with all other issued Ordinary Shares subject to the rights, privileges and restrictions in the Certified M&As and will not be subject to any pre-emptive or similar rights or any restrictions on the transfer or voting thereof under the Act or pursuant to the Certified M&As provided that such transfer or voting is effected in the manner set forth in and subject to the Certified M&As. There are no anti-dilution or similar provisions in the Certified M&A of the Company that will be triggered by the issuance of the Convertible Notes and the Conversion Shares. Subject to the terms of the Convertible Notes, the Conversion Shares may be freely deposited by the Company with the Depositary against the issuance of the Conversion ADSs.

4.5.	No order, consent, approval, licence, authorisation or validation of or exemption by, nor (subject to the provisions of paragraph 4.6) any registration, filing or similar requirements with, any government or public body or authority of the Cayman Islands or any sub-division thereof is required to authorise or is required in connection with (i) the execution, delivery, performance or enforcement of the Documents, (ii) the creation, issue and offer of the Convertible Notes, (iii) the allotment and issue of the Conversion Shares, (iv) the listing of the Conversion Shares in the form of ADSs on NASDAQ, (v) the deposit of the Conversion Shares with the Depositary against the issuance of the Conversion ADSs and the issuance, offer and sale of the Conversion ADSs, (vi) the exercise of any rights and remedies under the Documents, or (v) the issue of the Prospectus.

conyers.com | 5

4.6.	It is not necessary or desirable to ensure the legality, validity, enforceability and admissibility in evidence (other than court filings in the normal course of proceedings) in the Cayman Islands of the Documents that they be registered in any register kept by, or filed with, any governmental authority or regulatory body in the Cayman Islands. However, to the extent that any of the Documents creates a charge over assets of the Company, the Company and its Directors are under an obligation to enter such charge in the Register of Mortgages and Charges of the Company in accordance with section 54 of the Act. While there is no exhaustive definition of a charge under Cayman Islands law, a charge normally has the following characteristics:

(a)	it is a proprietary interest granted by way of security which entitles the chargee to resort to the charged property only for the purposes of satisfying some liability due to the chargee (whether from the chargor or a third party); and

(b)	the chargor retains an equity of redemption to have the property restored to him when the liability has been discharged.

However, as the Documents are governed by the Foreign Laws, the question of whether they would possess these particular characteristics would be determined under the Foreign Laws.

4.7.	There is no income or other tax of the Cayman Islands imposed by withholding or otherwise on (i) any payment to be made to or by the Company pursuant to the Documents, or (ii) any dividends or other distributions declared or paid on the Ordinary Shares (including the Conversion Shares).

4.8.	There is no stamp, registration or similar tax or duty to be paid on or in relation to the issue, execution, delivery, filing or performance of any of the Documents provided that the Documents are executed and remain outside the Cayman Islands. If it becomes necessary to bring the Documents into the Cayman Islands for enforcement or otherwise, nominal stamp duty will be payable on all the Documents. In the case of any Document creating security over movable property situated in the Cayman Islands granted by an exempted company, an ordinary non-resident company or a foreign company, or over shares in an exempted company or an ordinary non-resident company, stamp duty will be payable on an ad valorem basis to a maximum of CI$500.00 (US$609.76). Apart from the payment of stamp duty, there are no acts, conditions or things required by the laws and regulations of the Cayman Islands (other than court filings in the ordinary course of proceedings) to be done, fulfilled or performed in order to make any of the Documents admissible in evidence in the Cayman Islands.

4.9.	The choice of the Foreign Laws as the governing law of the Documents is a valid choice of law and would be recognised and given effect to in any action brought before a court of competent jurisdiction in the Cayman Islands, except for those laws (a) which such court considers to be procedural in nature, (b) which are revenue or penal laws or (c) the application of which would be inconsistent with public policy, as such term is interpreted under the laws of the Cayman Islands. The submission in the Documents to the jurisdiction of the Foreign Courts is valid and binding upon the Company.

conyers.com | 6

4.10.	The courts of the Cayman Islands would recognise as a valid judgment, a final and conclusive judgment in personam obtained in the Foreign Courts against the Company based upon the Documents under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

4.11.	Based solely upon a search of the electronic Register of Writs and other Originating Process of the Grand Court of the Cayman Islands conducted at 10.00 a.m. on 6 June 2024 (which would not reveal details of (i) proceedings before 1995, (ii) proceedings which have been filed but not actually entered in the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands at the time of our search, (iii) counterclaims, (iv) proceedings filed on the Restricted Registers of Writs and other Originating Processes or (v) an application for the appointment of a restructuring officer on an interim basis under section 91C of the Act) there are no actions pending against the Company nor any petitions to wind up the Company pending in the Grand Court of the Cayman Islands to which the Company is subject.

4.12.	The Company has the legal capacity to sue and be sued in its own name under the laws of the Cayman Islands.

4.13.	None of the Investors will be deemed to be resident, domiciled or carrying on business in the Cayman Islands by reason only of the execution, performance and/or enforcement of the relevant Documents by such Investors.

4.14.	Each of the Investors has standing to bring an action or proceedings before the appropriate courts in the Cayman Islands for the enforcement of the Documents. It is not necessary or advisable (i) as a consequence of the execution, delivery and performance by any of the Investors of the Transaction Documents to which it is a party or the issue of the Conversion Shares or (ii) in order for the Investors to enforce their respective rights under the Documents to which each is a party (including the exercise of remedies thereunder), that such Investors be licensed, qualified or otherwise be entitled to carry on business in the Cayman Islands.

4.15.	The Company is not entitled to any immunity under the laws of the Cayman Islands, whether characterised as sovereign immunity or otherwise, from any legal proceedings to enforce the Documents in respect of itself or its property.

4.16.	The obligations of the Company under the Documents will rank at least pari passu in priority of payment with all other unsecured unsubordinated indebtedness of the Company, other than indebtedness which is preferred by virtue of any provision of the laws of the Cayman Islands of general application or under the terms of the Documents.

4.17.	The Company is free to acquire, hold and sell foreign currency and securities without restriction. There are no exchange control restrictions in the Cayman Islands and accordingly there are no exchange control regulations imposed under Cayman Islands law.

conyers.com | 7

4.18.	There is no applicable usury or interest limitation law in the Cayman Islands which may restrict the recovery of payments or the performance by the Company of its obligations under the Documents.

4.19.	There are no restrictions under Cayman Islands law which would prevent the Company from paying dividends to shareholders in U.S. Dollars or any other currency. All dividends and other distributions declared and payable on the Conversion Shares may under the current laws and regulations of the Cayman Islands be paid to the registered holder of the Conversion Shares (including the Depository, or its nominee or custodian, as the case may be, upon its entry in the register of members of the Company as the holder of any such Conversion Shares).

4.20.	Based solely on our review of the Certified MoA, the Company has an authorised share capital of US$50,000 consisting of 1,000,000,000 shares of a nominal or par value of US$0.00005 each.

4.21.	Pursuant to section 48 of the Act, the register of members of the Company shall be prima facie evidence of the matters that are directed or authorised to be inserted therein by the Act and a member registered in the register of members of the Company will be deemed to have prima facie legal title to those shares as set against its name in the register of members of the Company.

4.22.	The appointments by the Company of GKL Corporate/Search, Inc. to accept service of process pursuant to the Securities Purchase Agreement and Puglisi & Associates to accept service of process pursuant to the Placement Agent Agreement are legal, valid and binding on the Company if each such appointment is legal, valid and binding on the Company under the applicable Foreign Laws and if no other procedural requirements are necessary in order to validate such appointments.

4.23.	Each of the Documents is in an acceptable legal form under the laws of the Cayman Islands for enforcement thereof in the Cayman Islands.

4.24.	For so long the ADSs are listed on NASDAQ, there are no reporting obligations imposed by or under the laws of the Cayman Islands on the holders of the Convertible Notes of any Ordinary Shares (including the Conversion Shares) solely as a result of such persons being the holders of such Convertible Notes or Ordinary Shares.

4.25.	Any monetary judgment in a court of the Cayman Islands in respect of a claim brought in connection with the Documents is likely to be expressed in the currency in which such claim is made, since such courts have power to grant a monetary judgment expressed otherwise than in the currency of the Cayman Islands but they may not necessarily do so.

4.26.	Subject to the terms of the Convertible Notes, there are no restrictions under Cayman Islands law on the transfer of any of the Conversion Shares or on the rights of any holders of the Shares to hold or vote such Conversion Shares.

Yours faithfully,

Conyers Dill & Pearman

conyers.com | 8